March 1, 2007

Ms. Carol A. Stacey

Mr. Michael Stehlik

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:          Synopsys, Inc.

                Form 10-K for the Year Ended October 31, 2006

                Filed January 11, 2007

                File No. 000-19807

Ladies and Gentlemen:

This letter is in response to the Staff’s letter dated February 5, 2007, in which the Staff requested that Synopsys, Inc. (the “Company”) provide its annual SAB 99 materiality analysis explaining how the Company determined that unrecorded errors related to each prior period were immaterial.  As requested, the Company sets forth below both its quantitative analysis of the errors and consideration of the qualitative factors described in SAB 99.

Overview

The Company concluded, following an investigation into its past stock option accounting practices in December 2005, that it had used incorrect measurement dates for 32.3 million options granted to rank and file employees from 1999 to 2005 (the “December 2005 Investigation”).  The December 2005 Investigation, conducted by the Audit Committee of the Company’s Board of Directors with the assistance of independent counsel, identified no issues relative to grants to executive officers.  The Company concluded that the stock option errors, which aggregated to $14.2 million (after tax and forfeitures) and affected the Company’s fiscal years 1999 through 2004, were not quantitatively or qualitatively material.

The December 2005 Investigation focused on rank and file employee grants and executive grants.  In 2007, in conjunction with preparing a description of the December 2005 Investigation to provide background information to the Staff, current management noted that the Compensation Committee of the Board had used Unanimous Written Consents (“UWCs”) on 12 occasions between 1999 and 2001 to grant stock options to vice presidents and other top non-executive management (“Non-executive Officers”).   Management performed an additional review of these UWCs and identified errors aggregating to $1.5 million (after tax and forfeitures) (“Additional Review”).  Management concluded that the errors when aggregated with the errors identified in the December 2005 Investigation were not quantitatively or qualitatively material to prior years.

Further background information regarding (1) the December 2005 Investigation and (2) the Additional Review is provided below.

December 2005 Investigation

In late 2005 (before analysts started releasing reports naming companies that may have backdated options), management expressed concerns to the Audit Committee and to the Company’s independent auditors, KPMG LLP, about the Company’s past employee stock option process after reading press articles about backdating issues at Mercury Interactive and Brocade Communications.  Specifically, with regards to rank and file employee options, the Company had at the beginning of each year selected one week each month as the “grant week” (generally the third week of each month).  After the initial selection of the “grant week” at the beginning of each year, there were no instances where the grant week was modified at a later date.  The Company granted new hire and promotional stock options once per month, with the ultimate grant date being the day during the grant week on which the lowest closing price of the Company’s stock occurred.

The Audit Committee concluded that a further investigation into the Company’s stock option practices was warranted and in early December 2005 hired outside counsel not previously affiliated with the Company (“Special Counsel”) to assist in the December 2005 Investigation.  The December 2005 Investigation continued through January 3, 2006.

As noted above, the Audit Committee and Special Counsel identified no issues with respect to executive stock option grants.  With respect to the Company’s rank and file employee group, the Audit Committee and Special Counsel noted the historical practices set forth below.

The Compensation Committee of the Company’s Board of Directors delegated to the Chief Executive Officer (the “CEO”) authority to grant stock options. This delegation limited the number of options that the CEO could grant to any one employee and prohibited grants to executive officers. The Company’s grant process for rank and file employees, followed consistently from 1999 through the end of fiscal 2005 and covering a total of 32.3 million shares, was as follows:

•                 The Human Resources department (“HR”) scheduled twelve weeks each year (one week per calendar month) in which the CEO would grant stock options to employees.

•                 On the Friday of each such “grant week,” HR management provided the CEO with an “Action by Written Consent” document, which approved the stock option grants.  The Action by Written Consent was dated by HR management as of the day during the grant week on which the lowest closing price of the Company’s stock occurred.

•                 The CEO signed the Action by Written Consent on Friday, or, if he was out of the office, early the next week.

•                 The Action by Written Consent included a pre-printed grant date.  The CEO signed but did not manually date.

The Human Resources Department adopted this approach in fiscal 1999 and followed this process consistently through the end of fiscal 2005.  The process was established in order to consolidate all new hire and performance grants into aggregate monthly grants. In this way, the Company would not need to prepare grant paperwork with various measurement dates for each and every new hire or promotional stock grant. However, because of this practice, a new employee could wait up to 30 days for his or her option to be granted. In a rising stock price environment, such an employee could receive a stock option with an exercise price higher, and sometimes significantly higher, than the Company’s stock price on the date of hire or promotion. In order to mitigate the impact to these employees, Human Resources determined that the grant date should be the day during the “grant week” on which the lowest closing price of the Company’s stock occurred.  Despite this process, new employees regularly complained that the process was unfair because their ultimate exercise price was higher than the stock price on the date they joined the Company.  However, Human Resources felt that this process was a consistent, formulaic and ultimately fair way in which to administer the stock option plans.

In hindsight, the Audit Committee and management concluded that the Company had used an incorrect measurement date for the rank and file option grants granted under the prior process by using the date corresponding to the lowest closing price during the grant week as the measurement date.  This is inconsistent with the definition of a measurement date in APB 25.

Management concluded that the measurement date should have been the Friday of each grant week.  This conclusion was based on the following:

•                 Employee offer letters or the grant lists submitted by HR to the CEO at the beginning of the grant week included both the names of each optionee and the number of options to be granted to each, but the exercise price could only be known on the Friday of the grant week.  As such, all of the grant details were fixed as of the close of market on Friday and the proper measurement date was each such Friday, notwithstanding the actual date of the CEO’s signature on each Action Written Consent.(1)

•                 No evidence exists that an exercise price was ever modified after the close of market on Friday.

•                 Employees were subject to the risks and rewards of ownership after the close of market on Friday.

The revised grant date for options granted under the non-executive employee process resulted in 32.3 million employee options being in-the-money on the date of grant.  The total intrinsic value of such options on the revised measurement date was $22 million.

The Audit Committee and Special Counsel determined that the grant process was followed without an awareness of the accounting consequences arising from such actions. Special Counsel determined that the rank and file

(1)  This position is consistent with Section E of the Staff’s Letter from the Chief Accountant dated September 19, 2006 in which the Chief Accountant indicated that the measurement date of an option which was assigned an exercise price based on the lowest price during a 30 day-period would be the date on which the contingency involving the price was removed, which is the last date of the 30-day period when the lowest price is known.

employee grant process did not constitute an illegal act and did not call into question the integrity of management, due to the following:

•                 The grant process described above was not used for executive officers.

•                 The process was an open, formalized and formula-driven method of granting stock options and was consistently followed until the end of 2005.  Management was, in fact, following the Company’s policy.

•                 The process did not permit management discretion to increase or decrease the discount in any period.

•                 The Company found no evidence that any member of management attempted to conceal evidence of involvement in the process or that they were aware that there was a GAAP accounting issue involved in such process.   We considered whether the fact that the CEO did not manually date the Action by Written Consents suggests an attempt to conceal the true grant date.  However, in fiscal 2003 through 2005, the Human Resource Director did manually sign and date the Action by Written Consent on the date that the CEO actually signed the document.   This provided evidence that management was not trying to conceal the true grant date.(2)

•                 There was no evidence of intentional acts of wrongdoing and no evidence of fraud.

Additional Review

As noted above, the Company performed additional research in 2007 to ascertain the extent to which the Compensation Committee of the Board of Directors used UWCs to grant stock options.  Prior to 2001, the CEO’s authority to grant options was limited to employees, excluding executive officers and Non-executive Officers.  The Compensation Committee of the Board granted options to Non-executive Officers through fiscal 2001.  The Additional Review confirmed that UWCs were used on a limited basis by the Compensation Committee.   In fact, the Compensation Committee had granted stock option awards without a meeting on only 12 occasions, all occurring between 1999 and 2001, for a total of 1.7 million shares. The grants covered by UWCs were to Non-executive Officers, not executive officers.

As a result of this additional review, management identified the following issues:

•                 In 10 UWCs there were administrative delays between the printed date on the UWC’s and the date the last signature to such UWC’s were received by the Company.  As a result, the Company determined in such cases that the correct measurement dates differed from the dates printed on the UWC.  In all situations, the revised measurement date was the date that the last Compensation Committee member signed the UWC, as evidenced by supporting documents.  The impact of the errors, totaling $1.3 million (after tax and forfeitures), has been included in the Company’s SAB 99 analysis below.

(2)  Note that if the Company used the date that the Human Resources Director manually signed the Action by Written Consent as the grant date in fiscal 2003 through 2005 rather than the Friday of the grant week, the intrinsic value would have been different by only $309,000.

•                 In one UWC covering 400,000 options granted to Non-executive Officers and one Action by Written Consent signed by the CEO covering 4.9 million options granted to employees (other than executive officers and Non-executive Officers), the exercise price entered into the Company’s option accounting system was $0.06 less than the closing price of the Company’s stock on the date of grant, which was $18.78, due to an administrative error. The impact of this error, totaling $200,000 (after tax and forfeitures) has been included in the Company’s SAB 99 analysis below.

Tax Consequences

The Company has concluded that there is no material impact on its income tax provision as a result of the errors. In addition, there were no income tax withholding obligations with respect to the errors because none of the options subject to the errors were incentive stock options.

Materiality Assessment

Quantitative Analysis

The quantitative effect of the errors on pre-tax earnings, net income, diluted earnings per share and operating expenses for 1999 through 2006 is shown below. Also included below is the trend of these measures (i.e., the change in each measure from year to year) as originally reported and as adjusted for the errors, which show the errors did not mask a change in trend during the periods considered.

The Company concluded that the errors were not quantitatively material to any prior fiscal year.  The stock-based compensation errors were less than 5% of net income (loss) in all prior years. The stock-based compensation errors were less than 5% of pre-tax earnings, in all prior years, except fiscal 2004.  However, the error percentage in fiscal 2004 as shown in the table below is just slightly above 5% and is affected to a large degree by a change in the Company’s business model that was announced early in the fourth quarter of fiscal 2004 that resulted in abnormally low earnings.

Prior to 2004, approximately 25% of the Company’s license revenue was from perpetual licenses, for which revenue generally is recognized in total upon delivery, and 75% was from time-based licenses, for which revenue is recognized ratably.  In the third quarter of fiscal 2004, the Company determined that demand for the perpetual license form was falling, principally due to customer demands for installment payment terms that would enable them to conserve cash.  As a result, the Company increased its time-based license target to greater than 90%. A major reason for the business model shift was to respond to increasing customer demand for quarterly payments, rather than upfront payments, as well as an increasing desire of customers to buy pools of technology to address all of their design needs rather than individual point tools (the use of such pools required time-based licenses).

During the Company’s transition to a maximally ratable revenue model (almost entirely three year time-based licenses), the Company’s revenue naturally fell while deferred revenue and other backlog increased.  Earnings fell to breakeven in 2005 and naturally began to increase again in 2006 and 2007.   The overall size of the Company did not change significantly during this period.

The below example illustrates how the change in the revenue model has a negative effect on income in the year of change and in periods soon after the change.

Example:  Assume that one license is sold at the beginning of each year with a value of $9.

Perpetual or upfront revenue recognition would be as follows:

	2005	2006	2007	2008	2009
2005	$9	—	—	—	—
2006	—	$9	—	—	—
2007			$9	—	—
2008				$9	—
2009	—	—			$9
Total	$9	$9	$9	$9	$9

Ratable revenue recognition model would be as follows:

	2005	2006	2007	2008	2009
2005	$3	$3	$3	—	—
2006	—	$3	$3	$3	—
2007			$3	$3	$3
2008				$3	$3
2009	—	—			$3
Total	$3	$6	$9	$9	$9

In this example, the booking remained the same, but revenue fell from $9 to $3 in fiscal 2005.  In the Company’s specific situation, the model shift has and will reduce revenues through 2007, with the most significant impacts occurring at the end of 2004 and in 2005 and revenues returning to normal in fiscal 2008.

Key percentages and trend information are as follows:

Effect of Stock Option Errors on Pre-Tax Earnings

Fiscal		Pre-Tax Income	Stock Option	Pre-Tax Income	%	Trend	Trend
Year		As Reported	Errors	As Adjusted	Change	Original	As Adjusted

1999		$251,441	$(765)	$250,676	(0.30)%	0%	0%
2000		$145,938	$(2,323)	$143,615	(1.59)%	(42)%	(43)%
2001		$83,533	$(4,148)	$79,385	(4.97)%	(43)%	(45)%
2002	(1)	$(288,940)	$(6,038)	$(294,978)	(2.09)%	(446)%	(472)%
2003		$218,989	$(5,802)	$213,187	(2.65)%	(176)%	(172)%
2004	(2)	$91,592	$(4,937)	$86,655	(5.39)%	(58)%	(59)%
2005	(2)	$(7,789)	$(49)	$(7,838)	(0.63)%	(109)%	(109)%
2006		$43,719	$—	$43,719	(0.00)%	(661)%	(658)%

(1)    The Company consummated a significant acquisition in the third quarter of fiscal 2002.  In connection with this acquisition, the Company incurred $87.7 million in IPR&D charges, $128.5 million in integration costs, and $240 million in litigation costs.  Excluding these unusual items, the Company would have pre-tax income of approximately $167.3 million.   The stock-based compensation error would have been approximately 3.6% of the adjusted pre-tax earnings.

(2)    Absent the change in business model as previously described, the Company estimates that it would have had pre-tax earnings of approximately $148 million in fiscal 2004.  This estimate assumes that the Company continued to sell perpetual licenses at the same rate in Q4 as in Q1 through Q3 of fiscal 2004, or approximately 25% of bookings.  The fiscal 2004 stock-based compensation error would behave been approximately 3.3% of the adjusted fiscal 2004 pre-tax earnings.  Fiscal year 2005 was more significantly affected by the change in the business model in that the Company posted near break-even results.

Effect of Stock Option Errors on Net Income

Fiscal	Earnings	Stock Option	Earnings	%	Trend	Trend
Year	As Reported	Errors	As Adjusted	Change	Original	As Adjusted

1999	$161,362	$(462)	$160,900	(0.29)%	0%	0%
2000	$97,778	$(1,404)	$96,374	(1.44)%	(39)%	(40)%
2001	$56,802	$(2,505)	$54,297	(4.41)%	(42)%	(44)%
2002	$(199,993)	$(3,646)	$(203,639)	(1.82)%	(452)%	(475)%
2003	$149,724	$(4,119)	$145,605	(2.75)%	175%	172%
2004	$74,337	$(3,526)	$70,811	(4.74)%	(50)%	(51)%
2005	$(15,478)	$(30)	$(15,508)	(0.19)%	(121)%	(122)%
2006	$24,742	$—	$24,742	0.00%	(260)%	(260)%

Effect of Stock Option Errors on Diluted Earnings Per Share

Fiscal	Diluted EPS	Stock Option	Diluted EPS	%	Trend	Trend
Year	As Reported	Errors	As Adjusted	Change	Original	As Adjusted
1999	$1.10	$(0.00)	$1.10	(0.33)%	0%	0%
2000	$0.69	$(0.01)	$0.68	(1.68)%	(37)%	(38)%
2001	$0.44	$(0.02)	$0.42	(5.04)%	(36)%	(38)%
2002	$(1.50)	$(0.03)	$(1.53)	(1.76)%	(441)%	(465)%
2003	$0.95	$(0.03)	$0.92	(2.75)%	(163)%	(161)%
2004	$0.46	$(0.02)	$0.44	(4.88)%	(52)%	(53)%
2005	$(0.11)	$(0.00)	$(0.11)	(0.28)%	(124)%	(125)%
2006	$0.17	$—	$0.17	(0.00)%	(255)%	(254)%

Effect of Stock Option Errors on Operating Expenses(1)

Fiscal	Operating Expenses	Stock Option	Operating Expenses	%	Trend	Trend
Year	As Reported	Errors	As Adjusted	Change	Original	As Adjusted

1999	$484,939	$765	$485,704	0.16%	0%	0%
2000	$554,169	$2,323	$556,492	0.42%	14%	15%
2001	$550,479	$4,148	$554,627	0.75%	(1)%	(0)%
2002	$813,692	$6,038	$819,730	0.74%	48%	48%
2003	$741,761	$5,802	$747,563	0.78%	(9)%	(9)%
2004	$748,891	$4,937	$753,828	0.66%	1%	1%
2005	$790,528	$49	$790,577	0.01%	6%	5%
2006	$842,601	$—	$842,601	0.00%	7%	7%

(1)    The Company has a broad-based stock-based compensation structure that results in options being granted to employees in all expense categories.  No one category (i.e., research and development or sales and marketing) was disproportionately affected.  As shown above, the expense relating to the option errors was fairly consistent year to year.

Other Uncorrected Errors

There were other individually immaterial errors that were also considered in the Company’s SAB 99 analysis, in addition to the Company’s stock-based compensation errors.  These errors included the following:

•      The Company identified a $4 million fixed asset “reserve” which, after review, was not appropriate.  The reserve was originally recorded in fiscal years 1999 through 2000 in order to write down primarily computer equipment to fair value.  When the system posted depreciation each month, the reserve should have been reversed to offset the system depreciation and thus offsetting the effect on the income statement.  However, this reverse amortization never occurred.  The error has remained unchanged (unsupported credit) since 2003.   The fixed asset error resulted in an overstatement of expense, after tax, of $1.4 million, $782,000, $181,000, $50,000 and $34,000 in fiscal 1999, 2000, 2001, 2002, and 2003, respectively.

•      In the first quarter of fiscal 2005, the Company discovered it was not strictly following the requirements of FASB Statement No. 133 — Accounting for Derivative Instruments and Hedging Activities.  Section 40B of the Statement requires that in order for derivatives to be properly documented as hedges, there must be no netting of derivatives not designated as hedging instruments (“balance sheet” hedges) against those designated as hedges (“cash flow” hedges).  The Company’s process had been to aggregate balance sheet exposures with cash flow exposures and enter into one forward contract.  In many cases, and in particular with the Company’s Japanese yen exposure, the balance sheet exposures and the cash flow exposures partially offset each other, resulting in a net position.  The cumulative error resulted in an out-of-period hedging gain.  The error was disclosed in the Company’s Q1 2005 Form 10-Q and fiscal 2005 Form 10-K (as required by paragraph 29 of APB 28). The hedge error was the subject of an SEC comment letter received during fiscal 2005.  The effect of this error resulted in an overstatement (understatement), after tax, of net income of $406,000, $(3.8 million), $1.6 million, and $1.8 million in fiscal 2002, 2003, 2004 and 2005, respectively.

•      In the first quarter of fiscal 2004, the Company also identified inadvertent errors in accruals that overstated fiscal 2003 expense and understated fiscal 2004 expense by $1.2 million.

•      In fiscal 2005, the Company identified a material weakness in internal control related to taxes. Specifically, the Company’s processes and procedures did not include adequate management oversight and review of the Company’s income tax accounting practices.  The Company remediated its internal control in fiscal 2006 and hired a new Vice President, Tax.  The new Vice President, Tax performed a comprehensive review of all tax accounts in the fourth quarter of fiscal 2006 and identified four income tax errors which affected the income tax provision in fiscal years 2001 through 2005.  The effect of these errors resulted in an overstatement (understatement) of net income of $205,000, $1.8 million, $5.3 million, $(747,000), and $1.6 million in fiscal 2001, 2002, 2003, 2004 and 2005, respectively. These tax errors were corrected as an immaterial revision in the fiscal 2006 Form 10-K, but the errors are being included in order to provide the staff a complete SAB 99 analysis.

Below are tables showing the effect of such errors and the stock option errors in the aggregate on pre-tax earnings, net income, diluted earnings per share and operating expenses for 1999 through 2004. Also included below is the trend of these measures (i.e., the change in each measure from year to year) as originally reported and as adjusted for the errors, indicating that the errors did not mask a change in trend during the periods considered.

Effect of All Errors on Pre-Tax Earnings

Fiscal		Pre-Tax Income	All	Pre-Tax Income	%	Trend	Trend
Year		As Reported	Errors	As Adjusted	Change	Original	As Adjusted

1999		$251,441	$1,531	$252,972	0.61%	0%	0%
2000		$145,938	$(1,048)	$144,890	(0.72)%	(42)%	(43)%
2001		$83,533	$(3,911)	$79,622	(4.68)%	(43)%	(45)%
2002	(1)	$(288,940)	$(6,735)	$(295,675)	(2.33)%	(446)%	(471)%
2003		$218,989	$2,837	$221,826	1.30%	(176)%	(175)%
2004	(2)	$91,592	$(8,989)	$82,603	(9.81)%	(58)%	(63)%
2005		$(7,789)	$(3,664)	$(11,453)	(47.04)%	(109)%	(114)%
2006		$43,719	$(69)	$43,650	(0.16)%	(661)%	(481)%

(1)             The Company consummated a significant acquisition in the third quarter of fiscal 2002.  In connection with this acquisition, the Company incurred $87.7 million in IPR&D charges, $128.5 million in integration costs, and $240 million in litigation costs.  Excluding these unusual items, the Company would have pre-tax income of approximately $167.3 million.   The effect of all errors would be approximately 4.0% of the adjusted pre-tax earnings.

(2)             Absent the change in business model previously described, the Company estimates that it would have had pre-tax earnings of approximately $148 million in fiscal 2004.  This estimate assumes that the Company continued to sell perpetual licenses at the same rate in Q4 as in Q1 through Q3 of fiscal 2004, or approximately 25% of bookings.  The fiscal 2004 pre-tax aggregate error would be approximately 6.1% of the adjusted pre-tax earnings and less than 5% of adjusted net income.  Fiscal year 2005 was more significantly affected by the change in the business model in that the Company posted near break-even results.

Effect of All Errors on Net Income

Fiscal	Earnings	All	Earnings	%	Trend	Trend
Year	As Reported	Errors	As Adjusted	Change	Original	As Adjusted

1999	$161,362	$938	$162,300	0.58%	0%	0%
2000	$97,778	$(626)	$97,152	(0.64)%	(39)%	(40)%
2001	$56,802	$(2,565)	$54,237	(4.52)%	(42)%	(44)%
2002	$(199,993)	$(5,498)	$(205,491)	(2.75)%	(452)%	(479)%
2003	$149,724	$(4,175)	$145,549	(2.79)%	175%	171%
2004 (1)	$74,337	$(5,248)	$69,089	(7.06)%	(50)%	(53)%
2005	$(15,478)	$(3,964)	$(19,442)	(25.61)%	(121)%	(128)%
2006	$24,742	$42	$24,784	0.17%	(260)%	(227)%

(1)             Absent the change in business model previously described, the Company estimates that it would have had pre-tax earnings of approximately $148 million and estimated earnings of $120 million in fiscal 2004.  The fiscal 2004 aggregate error after tax of $5.248 million would be approximately 4.4% of the adjusted net income.  Fiscal year 2005 was more significantly affected by the change in the business model in that the Company posted near break-even results.

Effect of All Errors on Diluted Earnings Per Share

Fiscal	Diluted EPS	All	Diluted EPS	%	Trend	Trend
Year	As Reported	Errors	As Adjusted	Change	Original	As Adjusted

1999	$1.10	$0.01	$1.11	0.55%	0%	0%
2000	$0.69	$(0.01)	$0.68	(0.87)%	(37)%	(38)%
2001	$0.44	$(0.02)	$0.42	(5.15)%	(36)%	(39)%
2002	$(1.50)	$(0.04)	$(1.54)	(2.64)%	(441)%	(469)%
2003	$0.95	$(0.02)	$0.93	(2.01)%	(163)%	(160)%
2004	$0.46	$(0.04)	$0.42	(8.25)%	(52)%	(55)%
2005	$(0.11)	$(0.03)	$(0.14)	(28.55)%	(124)%	(134)%
2006	$0.17	$0.00	$0.17	0.18%	(255)%	(257)%

Effect of All Errors on Operating Expenses(1)

Fiscal	Operating Expenses	All	Operating Expenses	%	Trend	Trend
Year	As Reported	Errors	As Adjusted	Change	Original	As Adjusted

1999	$484,939	$(1,531)	$483,408	(0.32)%	0%	0%
2000	$554,169	$1,048	$555,217	0.19%	14%	15%
2001	$550,479	$3,911	$554,390	0.71%	(1)%	(0)%
2002	$813,692	$6,070	$819,762	0.75%	48%	48%
2003	$741,761	$3,465	$745,226	0.47%	(9)%	(9)%
2004	$748,891	$6,302	$755,193	0.84%	1%	1%
2005	$790,528	$714	$791,242	0.09%	6%	5%
2006	$842,601	$70	$842,671	0.01%	7%	6%

(1)             The Company has a broad-based stock-based compensation structure that results in options being granted to employees in all expense categories.  No one category (i.e. research and development or sales and marketing) was disproportionately affected.  As shown above, the expense relating to the option error was fairly consistent year to year.

Conclusion on Quantitative Materiality

Errors in the aggregate are below 5% of net income in all years except 2004 and 2005.  However, as noted earlier, the error percentages in fiscal 2004 and 2005 are affected to a large degree by a change in the Company’s business model that was announced early in the fourth quarter of fiscal 2004 that resulted in abnormally low earnings in 2004 and near break-even in 2005.

We believe that understanding the business and the change in the business model is critical to understanding why the errors in these years are not material.

Since the Company’s acquisition of Avant! in fiscal 2002, the size of the Company has not changed significantly.  As an example, in fiscal 2005 pre-tax earnings dropped to approximately break-even as a result of the business model change, but cash flow from operations improved to $269 million from $264 million in fiscal 2004 and backlog increased by $390 million.

The move to almost entirely time-based licenses affected the timing of revenue and cash payments (a plus for customers), but not necessarily the level of bookings.

Starting in the fourth quarter of fiscal 2004, the net income was trending downward towards break-even due to the change in business model not due to a significant change in the size of the Company.  If the Company had made the change in business model in the first quarter rather than the fourth quarter of fiscal 2004 (with no other change to the business), then fiscal 2004 would have been a break-even year.

During the transition to a maximally ratable revenue model, analysts focused on operating cash flows and the growth in deferred revenue and backlog.  The errors did not materially impact operating cash flow and the errors as a percentage of cash flows were immaterial.  Key statistics are as follows:

	2006	2005	2004	2003	2002
	(in thousands)
Revenues	$1,095,560	$991,931	$1,092,104	$1,176,983	$906,534
Backlog (year end) (1)	$2,010,000	$1,920,000	$1,530,000	$1,600,000	$1,300,000
Operating cash flow	$205,890	$269,190	$264,037	$391,534	$(181,049)

(1)             Aggregate backlog includes deferred revenue, operational backlog and financial backlog. Deferred revenue represents that portion of orders for software products, license maintenance and other services which have been delivered and billed to the customer but on which the revenue has not yet been recognized. Operational backlog consists of orders for software products and maintenance that have not been shipped and orders for consulting services that have not yet been performed and accepted. Financial backlog consists of future installments not yet due and payable under existing time-based licenses and maintenance contracts.

As evidenced by the table, operating cash flow remained strong in 2004 and 2005 (which supports the fact that the change in income was primarily due to the change in business model).  Further, as evidenced by the table above, the size of the business did not change dramatically.

The aggregated unrecorded errors in absolute dollars since 2002 on an after-tax basis (the year the Company consummated a major acquisition) were $5.5 million, $4.2 million, $5.2 million, and $4 million in 2002, 2003, 2004, and 2005, respectively.   The overall size of the errors did not change significantly and the overall size of the Company remained fairly consistent during this time frame.

Based on the above, management does not believe the errors in any year, either individually or in the aggregate, are quantitatively material to the Company using the rollover method to assess materiality.

Qualitative Assessment

As required by SAB 99, the Company further considered whether the errors were qualitatively material to any of the prior fiscal years.  SAB 99 provides that the following qualitative factors should be considered when assessing materiality:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Once the measurement date is determined, the stock-based compensation expense can be calculated with precision.   All other errors can be measured with precision.

•                  Whether the misstatement masks a change in earnings or other trends

As shown in the tables above, the misstatement did not mask a trend in pre-tax earnings, net income, diluted earnings per share or operating expenses.

Note that the stock option errors are fairly consistent from 1999 to 2004. These amounts would be spread fairly evenly over the three main operating expense line items, at approximately $1 to $1.5 million per expense line item each year for four years.  As such, the errors have virtually no impact on operating expense trends.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Below is a table that shows the consensus estimates for the Company’s diluted earnings per share for fiscal years 1999 through 2004, diluted earnings per share as reported for such years and the effect of the stock-based compensation errors and other errors discussed above on reported diluted earnings per share. All estimates are given using non-GAAP diluted earnings per share as that is the measure used in analyst estimates and in the Company’s internal forecasts.(5) In all years except for fiscal 2004 and 2005, the errors had no impact on the Company’s ability to meet analyst estimates.

Fiscal Year	Consensus Non- GAAP Diluted Earnings Per Share estimates(1)	Non-GAAP Diluted Earnings Per Share, As Reported	Effect of Errors on Non-GAAP Diluted Earnings Per Share	Non-GAAP Diluted Earnings Per Share, As Adjusted
1999	$1.26	$1.30	$0.01	$1.31
2000	$1.40	$1.58	$(0.01)	$1.57
2001	$1.05	$1.10	$(0.04)	$1.06
2002	$1.02	$1.11	$(0.04)	$1.07
2003	$1.56	$1.59	$(0.03)	$1.56
2004	$1.35	$1.04	$(0.03)	$1.01
2005	$0.39	$0.40	$(0.03)	$0.37
2006	$0.75	$0.77	$0.00	$0.77

(1)             Consensus estimates data is from First Call or, where not available, analysts’ reports and are as of the beginning of Q4 of each year.

____________________

(5)  The Company provides non-GAAP financial information in addition to GAAP financial information in its earnings releases. Non-GAAP earnings consist of GAAP earnings excluding employee stock-based compensation expense calculated in accordance with FAS 123(R), amortization of intangible assets, in-process research and development charges, integration and other acquisition-related expenses, facilities and workforce realignment charges, and other significant items which, in the opinion of management, are infrequent or non-recurring.

The error in fiscal 2005 relates in part to the correction of the fiscal 2002 through 2004 hedging error which was disclosed in the first quarter of fiscal 2005 (and was reviewed by the SEC shortly thereafter). The error correction in the first quarter increased earnings by approximately $2 million after tax. The error correction was factored into the August 2005 full year analyst earnings per share estimates.  Accordingly, if the error correction was excluded from both the revised August 2005 full year analyst earnings per share estimates and the historical non-GAAP earnings per share, the Company would have met consensus for fiscal year 2005.   In addition, the beginning of year consensus estimate (before analysts were aware of the upside effect of the hedging error) was $0.31 per share. As the Company achieved $0.40 earnings per share for fiscal 2005, the $(0.03) error would not have caused the Company to miss the original consensus estimates.

We also considered the following qualitative factors relative to fiscal 2004:

•                 The Company missed its fiscal 2004 non-GAAP diluted earnings per share consensus estimates by $0.31 per share. Upon announcing the anticipated miss in earnings and revenues in early Q4 of fiscal 2004, the Company’s market capitalization fell by 33%, or over $1 billion.  The effect of the unrecorded errors is $(0.03) per share.  However, management does not believe that an investor would have been influenced if the miss was by $0.34 per share vs. $0.31 per share since the material information that affected the market’s perception of the Company was the effects of the change in business model. Similarly, the Company reported non-GAAP diluted earnings per share of $1.04 in fiscal 2004 compared to the revised estimates of a range of $1.01 to $1.05 per share. The error of $(0.03) in that year therefore would not have caused the Company to miss its revised estimates for the year.

•                 The stock compensation errors do not impact the Company’s assets, liabilities or total stockholders’ equity.

•                 The balance sheet in 2004 was understated by an immaterial amount ($4 million understatement of fixed assets, $1.2 million overstatement of accruals). In other words, a correction of the errors in 2004 would improve the balance sheet and increase total stockholders’ equity.  Management does not believe that a reasonable investor would be influenced by this improvement in the balance sheet.

•                 The fiscal 2004 errors do not impact cash flows from operating activities, other than the effects of the $1.2 million error in accruals on the calculation of cash flows from operating activities.  The $1.2 million cash impact is immaterial given the $264 million in operating cash flow in fiscal 2004.

•                 The fiscal 2004 errors do not impact revenue or backlog, the most important metrics followed by analysts.

•                 The stock option errors do not involve executive officers.

Based on the information above, management concluded that a reasonable investor would not be influenced by the errors in any fiscal year.

•                  Whether the misstatement changes a loss into income or vice versa

No, the errors did not result in a change from income to loss or vice versa.

•                  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

No, the Company has only one segment.

•                  Whether the misstatement affects the registrant’s compliance with regulatory requirements

No, the errors did not affect compliance with regulatory requirements.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

No, the errors did not affect compliance with loan covenants or other contractual requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Executive officers did not participate in the rank and file employee grant process described herein.

The Company pays variable compensation based on the achievement of specified plan objectives.  In each year the plan objectives are:

•                  Accepted orders — Expense had no impact

•                  Revenue — Expense had no impact

•                  Expenses — The impact to payouts under the Company’s bonus plans would have been deemed inapplicable or insignificant.

The bonus is based in part on the difference between pre-established targets and actual non-GAAP expenses. Had management been aware of the errors, the errors would have had no effect on the bonus payouts as stock-based compensation (in which expense category the errors would have fallen) is excluded from non-GAAP expenses for purposes of calculating the bonus.

•                  Whether the misstatement involves concealment of an unlawful transaction

The errors did not conceal an unlawful transaction.

Based upon the above analysis, the Company concluded that the errors were not qualitatively material to any of the prior fiscal years.

Conclusion

In summary, management concluded that the errors were not quantitatively or qualitatively material due principally to the following:

Stock Options Errors

•              The Company identified no issues relative to grants to executive officers.

•              The stock option errors, individually, are less than 5% of net income in all prior years.

•                                          The stock option errors are less than 1% of operating expense in all years and have virtually no impact on the operating expense trends.

Aggregate Errors

•                                          The aggregate errors are less than 5% of net income in all prior years, except 2004 and 2005. The error percentages in fiscal 2004 and 2005 are affected to a large degree by a change in the Company's business model that was announced early in the fourth quarter of fiscal 2004 that resulted in abnormally low earnings in 2004 and near break-even results in 2005. The error percentages are therefore not a good indicator of materiality in these years.

•                                          Since the Company's acquisition of Avant! in fiscal 2002, the size of the Company has not changed significantly. During the change in business model, analysts focused principally on cash flow and the growth in backlog. Cash flows from operations remained strong in both 2004 ($264 million) and 2005 ($269 million) despite the drop in net income. Backlog began increasing in the fourth quarter of fiscal 2004 and increased by $390 million in fiscal 2005.

•                                          The unrecorded errors in absolute dollars were $5.5 million, $4.2 million, $5.2 million, and $4 million in 2002, 2003, 2004, and 2005, respectively. The overall size of the errors did not change significantly and the overall size of the Company remained fairly consistent during this time frame. As such, the errors have no material impact on trends.

•                                          The errors had no impact on the Company's ability to meet analyst estimates. The Company missed its fiscal 2004 non-GAAP diluted earnings per share consensus estimates by $.31 per share. Upon announcing the anticipated miss in earnings and revenues in early Q4 of fiscal 2004, the Company’s market capitalization fell by 33%, or over $1 billion. The effect of the unrecorded errors is $(0.03) per share. However, management does not believe that an investor would have been influenced if the miss was by $.34 per share versus $.31 per share since the material information that affected the market’s perception of the Company was the effects of the change in business model.

We believe we have applied both SAB 99 and SAB 108 in accordance with the Staff’s guidance.  We appreciate your help and support in quickly resolving this matter.

This letter has been reviewed by the Audit Committee of the Company’s Board of Directors and by the National Office of the Company’s independent registered public accountants, KPMG LLP.

Adoption of SAB 108

Upon adoption of SAB 108 in the fourth quarter of fiscal 2007, the Company will be required to reassess the materiality of all errors using both the iron curtain method and the rollover method.  While the Company believes that the errors, individually and in the aggregate, were not material to prior periods using the rollover approach, the errors are expected to be material to target fiscal 2007 results using an iron curtain approach.

Given the errors above, the balance sheet would be understated by approximately $4 million as a result of the fixed asset error.   In addition, the statement of stockholders’ equity in total would be incorrect by the same amount.  Within the statement of stockholders’ equity, retained earnings would be incorrect by approximately $13 million.  This amount is approximately 12% of the Company’s target 2007 net income of $105 million.  Based on this target, we anticipate that the cumulative errors will be material to the Company’s fiscal 2007 results. As a result, the Company has concluded that there will likely be an effect of adopting SAB 108 at the end of fiscal 2007.

***

As requested in the Staff’s letter, the Company acknowledges:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or need additional information, please contact the undersigned at (650) 584-5441, or Christopher K. Sadeghian, Associate General Counsel, at (650) 584-1772.

Very truly yours,

/s/ BRIAN M. BEATTIE

Brian M. Beattie
Chief Financial Officer

Cc:	Dr. Aart de Geus (CEO, Synopsys)
Brian E. Cabrera (General Counsel, Synopsys)
Jon Fehlison (KPMG National Office)